Exhibit 99.1

Press release - AMTD International and Singapore Exchange join forces to enhance the connectivity of financial markets

AMTD International (NYSE: HKIB; SGX: HKB) and Singapore Exchange (“SGX”) have entered into a long-term strategic partnership to promote the development of Singapore’s capital markets and strengthen connectivity between Singapore, ASEAN, the Greater Bay Area, the rest of China and the Middle East.

Through this collaboration, AMTD International (“AMTD”) and SGX will work together to meet the growing market needs for improved capital market access and connectivity to Singapore and beyond.

AMTD Group, parent company of AMTD International, has built a multi-dimensional, cross-sector and ever-growing SpiderNet eco-system to connect and promote collaboration between its partners, including shareholders, clients, government bodies, academic institutions, and industry associations. AMTD’s strategic alliance with SGX, a leading exchange in ASEAN with strong regional connections, would further empower and enable both organisations’ corporate clients and partners in their capital raising activities, from private financing stages to connecting with public markets and expanding internationally.

In addition to the collaboration agreement with SGX, AMTD International, together with its parent company AMTD Group and its affiliate AMTD Digital Inc. (“AMTD Digital”), (altogether known as “AMTD Group”), are also announcing a number of other initiatives today – all aimed at supporting entrepreneurs, start-ups and businesses in their growth journeys through AMTD Group’s extensive global network, by enabling opportunities for efficient market access and fund raising.

As one of its strategic initiatives, AMTD Group is joining forces with the Singapore FinTech Association (“SFA”) to establish an AMTD Global FinTech Fellowship Programme in Singapore. The programme will connect local entrepreneurs with Singapore’s capital markets and strengthen their long-term competitiveness.

Sopnendu Mohanty, Chief FinTech Officer of the Monetary Authority of Singapore (“MAS”) commended on the initiative. He said, “A fellowship programme that provides global connectivity for our local FinTech talents as well as enhances their career development by allowing direct sharing of experiences and know-how by industry leaders and experts is a crucial survival kit in today’s environment.”

Mr. Calvin Choi, Chairman and CEO of AMTD Group, and Founder and Chairman of AMTD Foundation, stated, “We are pleased to become one of SGX’s long-term strategic partners. With the support of MAS and the various industry associations, we will propel the development of Singapore’s capital markets and empower the connectivity between local FinTech entrepreneurs and the local capital markets and beyond.”

Mr. Chew Sutat, Senior Managing Director and Head of Global Sales and Origination at SGX commented, “SGX is excited to partner with AMTD for the benefit of our clients, potential clients and partners. It is clear from AMTD’s listing in Singapore last month, as well as today’s collaboration, that AMTD puts Singapore at the heart of its global strategy. We look forward to working with AMTD, MAS and the wider industry on supporting our home-grown entrepreneurs, start-ups and listed companies.”

As part of the initiatives announced today, AMTD Digital will use its data analytics expertise to explore its existing vast data in the AMTD SpiderNet eco-system to offer advice and guidance that may help corporates make use of relevant data. SGX’s connectivity will further support these organisations on their growth journey.

AMTD Group will also establish an Abu Dhabi AMTD Investment Bank Academy (AAA) in Abu Dhabi to support the next generation of investment bankers and connect Abu Dhabi with Singapore and other global capital markets. SGX will be a supporting and knowledge partner of AAA by providing information and expert insight on the capital markets of Singapore and beyond.

Finally, AMTD and SGX will jointly explore using distributed ledger technology for the issuance and servicing of fixed income securities in Singapore, as well as the wider adoption of blockchain in capital markets, international payments and settlements and trade finance.

About AMTD Group

AMTD Group is a leading comprehensive financial services conglomerate, with businesses in investment banking, asset management, digital financial solutions; and non-financial services areas including strategic investments, real estate and education.

AMTD International (NYSE: HKIB; SGX: HKB), a subsidiary of AMTD Group, comprises the largest independent investment bank in Asia and one of Asia’s largest independent asset management companies, and has been a leading investor in FinTech and the new economy sector. AMTD International successfully listed on the New York Stock Exchange in 2019, representing the first Hong Kong headquartered financial institution listed on NYSE. On April 8 2020, AMTD International completed its successful listing on SGX-ST.

AMTD Digital, the digital arm of AMTD Group headquartered in Singapore, is a digital technology platform, covering digital financial services, digital connectors and eco-systems, digital marketing and data intelligence, and digital investments. One of its principal subsidiaries, AMTD Risk Solutions is the largest local corporate insurance brokerage company in Hong Kong.

For more information on AMTD, visit www.amtdgroup.com.

April He, IR office (ir@amtdinc.com)

AMTD International Inc.

+852 3163-3331

+852 6187-7482

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